Supplement filed pursuant to Rule 253(g)(2)

File No. 024-12645

SUPPLEMENT DATED NOVEMBER 26, 2025

TO OFFERING CIRCULAR DATED SEPTEMBER 19, 2025

Ryse, Inc.

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated September 19, 2025, of Ryse, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated September 19, 2025 is available HERE.

The purpose of this supplement is to:

•	To increase the offering price from $2.25 per Share to $2.35 per Share.
•	To decrease the minimum investment from $1,001.25 to $1,001,10.

As a result, the Company amends and restates the cover page and the following sections of its Offering Circular:

COVER PAGE

RYSE INC.

20 Camden St.,

Toronto, Ontario, Canada M5V 1V1

929-219-3299

www.helloryse.com

UP TO 9,579,567 CLASS B COMMON SHARES

SEE “SECURITIES BEING OFFERED” AT PAGE XX

MINIMUM INVESTMENT: $1001.10 (426 Shares)

RYSE Inc. (herein referred to as “RYSE,” “we,” “us,” “our,” and the “Company”) is offering up to 9,579,567 shares of our non-voting Class B common stock (the “Shares”). As of the date of this offering circular, a total of 119,823 have been sold and there are 9,459,744 remaining which we are offering at $2.35 per share, for gross proceeds from the sale of Shares of up to $22,500,000.15 (“Maximum Offering Amount”). To offset some of the transactional expenses associated with this offering, we will charge investors a fee equal to $50.00 per investor (“Investor Processing Fee”). The minimum investment established for each investor is $1,001.10, plus the Investor Processing Fee. For more information on the securities offered hereby, please see the item titled “Securities Being Offered” on page 38.

Investors who invest $2,500 or more in this offering will receive additional Shares (“Bonus Shares”), with the amount of Bonus Shares to be received to be based on the amount invested. Fractional Bonus Shares will not be distributed, and Bonus Shares will be determined by rounding to the nearest whole Bonus Share. Bonus Shares will be issued as follows:

·$2,500+ investment will receive 10% Bonus Shares

·$5,000+ investment will receive 15% Bonus Shares plus 1x RYSE SmartShade

·$10,000+ investment will receive 20% Bonus Shares plus 2x RYSE SmartShade plus SmartBridge

·$25,000+ investment will receive 25% Bonus Shares plus 4x RYSE SmartShade plus SmartBridge

·$50,000+ investment will receive 30% Bonus Shares plus 8x RYSE SmartShade plus SmartBridge

·$100,000+ investment will receive 40% Bonus Shares plus 10x RYSE SmartShade plus SmartBridge

·$250,000+ investment will receive 50% Bonus Shares plus 20x RYSE SmartShade plus SmartBridge

The maximum number of Bonus Shares that the Company will issue cannot be determined at this time; however, if the Company were to issue the maximum number of Bonus Shares possible, the Company would issue 4,680,851 Bonus Shares in this offering, for a total 14,260,418 offered Shares.

Shares are being offered on a “best efforts” basis. The sale of Shares will commence within two days from the date this Offering Circular, as amended from time-to-time, is qualified by the Securities and Exchange Commission (“SEC”). This offering will terminate at the earlier to occur of: (i) all Shares offered hereby being sold, (ii) the date three years from the date this offering circular is initially qualified by the SEC, although the offering may be extended by an additional 180 days if the Company files a new offering statement covering these securities pursuant to SEC Rule 251 (d)(3)(i)(F) (notwithstanding the foregoing, the Company reasonably expects to sell all Bonds within two years from qualification), or (iii) such earlier date as terminated by the Company.

Price of common stock	Price to Public [1]	Underwriting Discount and Commissions [2]	Proceeds to Issuer [3]
Per Share	$2.35	0.11	2.24
Investor Processing Fee Per Investor(2)(4)(5)	$50.00	2.25	47.75
Investor Processing Fee Maximum(2)(4)(5)	$1,123,550.00	50,559.75	1,072,990.25
Maximum Offering Amount(2)(5)	$22,500,000.15	1,013,132.26	21,486,867.89
Maximum Offering Amount with Bonus Shares(2)(5)	$34,623,550.00	1,338,059.76	33,285,490.25

(1)	All amounts in this chart and circular are in U.S. dollars unless otherwise indicated. There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Shares is not sold. All investor funds will be held in a processing account until the investor’s subscription is accepted by the Company, at which time such funds will become available for the Company’s use. We will conduct separate closings, which closings may be conducted on a rolling basis. Closings will be conducted promptly after receiving investor funds, but in no case any less frequently than every 30 days.

(2)	We have engaged DealMaker Securities LLC, referred to herein as the “Broker,” for administrative and compliance related services in connection with this Offering. The Broker is not purchasing any securities from the Company with a view to sell those for the Company as part of the distribution of the security. The Broker and its affiliates will receive one-time advances of accountable expenses of $10,000, monthly advances of accountable expenses of $1,250 totaling $3,750, a monthly account maintenance/management and advisory fee of $1,250 up to a maximum of $11,250, and prospective marketing budget fees of $250,000, which compensation is reflected as a total in the above table. The Broker will also receive four and 50/100th percent (4.5%) of the amount raised in this offering. The Broker will earn a commission on the Investor Processing Fee paid by investors but not on the Bonus Shares issued by the Company. The compensation due to Broker is capped at $1,338,059.76, assuming we raise the Maximum Offering Amount. Please see “Plan of Distribution” on page 19 for additional information.

(3)	We expect to incur expenses relating to this offering in addition to the fees due to the Broker, including, but not limited to, legal, accounting, marketing, travel, and other miscellaneous expenses, which are not included in the foregoing table. Only the Broker’s four and 50/100th percent (4.5%) commission is included in the above table. See “Use of Proceeds” on page 24 for more detail.

(4)	The investor processing fee is $50.00 per investment submission (the “Investor Processing Fee”). The amount of Investor Processing Fee to be received by the Company cannot be determined at this time; however, if every investor were to invest only the minimum investment amount required, we would collect $1,123,550 in Investor Processing Fees. The Investor Processing Fees will be applied towards the maximum amount the Company can raise under Regulation A and each unaccredited investor’s investment limits discussed herein; however, no Shares will be issued in consideration for Investor Processing Fees.

(5)	The Company may issue up to 4,680,851 Bonus Shares in this offering, if the maximum number of Bonus Shares is issued. The SEC applies a deemed value to Bonus Shares and counts such value against the maximum $75M that an issuer may raise each year. The SEC applies a deemed value to Bonus Shares equal to the purchase price of the Shares being offered, $2.35 per Bonus Share in our case. Thus, we will be deemed to have offered up to $10,999,999.85 in Bonus Shares, up to $22,500,000.15 in offered Shares, and up to $1,123,550 in Investor Processing Fees, for a total deemed potential maximum offering amount of $34,623,550.00. Included within the Maximum Offering Amount, the Company is including in this offering up to $8,918,100.40 of Shares unsold as of July 23, 2025 under its previous Form 1-A, initially qualified by the SEC July 27, 2022 and as amended and supplemented from time to time, to be sold at the current price of $2.00 per share, for up to 4,459,050 Shares available to be sold under the old offering statement for a period up to the date 180 days after the third anniversary of the initial qualification date or the date the offering statement of which this offering circular is a part, as amended or supplemented, is qualified, whichever occurs first.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Our Shares are not now listed on any national securities exchange, quotation system or the Nasdaq stock market and there is no market for our securities. There is no guarantee, and it is unlikely, that an active trading market will develop in our securities. Investors should be prepared to hold our Shares indefinitely.

This offering is being made pursuant to Tier 2 of Regulation A, following the Form 1-A Offering Circular disclosure format.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” on Page 4.

Sales of these securities will commence on approximately November 27, 2025.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

Page 12 - Dilution

DILUTION

In the past twelve (12) months, the Company has not issued any Shares to its officers or directors and, therefore, investors are not expected to experience immediate dilution due to Shares being issued to management at a discount. However, the public offering price of our Shares is higher than the pro forma net tangible book value per share of the outstanding Common Shares immediately after this offering. As a result of this dilution, investors purchasing Shares in this offering could receive significantly less than the full purchase price that they paid for the Shares purchased in this offering in the event of a liquidation. Further, we have outstanding warrants and options with strike prices less than the price per Share in this offering. Consequently, if these securities are exercised, there could be further dilution to the purchasers of our Shares. Further, we are offering Bonus Shares to certain investors investing $2,500 or more, thereby diluting any investor who is not issued Bonus Shares or any investor who is issued Bonus Shares at a lower percentage than other investors.

Page 19 – Plan of Distribution

PLAN OF DISTRIBUTION

We are offering up to 9,459,744 Shares of our non-voting Class B common stock in the Company at a price per Share of $2.35.

To offset some of the transactional expenses associated with this offering, we will charge investors a fee equal to $50.00 per investor. The minimum investment established for each investor is $1,001.10, plus the Investor Processing Fee. For more information on the securities offered hereby, please see the item titled “Securities Being Offered” on page 38.

Investors who invest $2,500 or more in this offering will receive additional Shares (“Bonus Shares”), with the amount of Bonus Shares to be received based on the amount invested. Fractional Bonus Shares will not be distributed, and Bonus Shares will be determined by rounding to the nearest whole Bonus Share. Bonus Shares will be issued as follows:

·$2,500+ investment will receive 10% Bonus Shares

·$5,000+ investment will receive 15% Bonus Shares plus 1x RYSE SmartShade

·$10,000+ investment will receive 20% Bonus Shares plus 2x RYSE SmartShade plus SmartBridge

·$25,000+ investment will receive 25% Bonus Shares plus 4x RYSE SmartShade plus SmartBridge

·$50,000+ investment will receive 30% Bonus Shares plus 8x RYSE SmartShade plus SmartBridge

·$100,000+ investment will receive 40% Bonus Shares plus 10x RYSE SmartShade plus SmartBridge

·$250,000+ investment will receive 50% Bonus Shares plus 20x RYSE SmartShade plus SmartBridge

The maximum number of Bonus Shares that the Company will issue cannot be determined at this time; however, if the Company were to issue the maximum number of Bonus Shares possible, the Company would issue 4,680,851 Bonus Shares in this offering, for a total 14,260,418 offered Shares.

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The amount of Investor Processing Fees to be received by the Company cannot be determined at this time; however, if every investor were to invest only the minimum investment amount required, we would collect $1,123,550 in Investor Processing Fees. The Investor Processing Fees will be applied towards the maximum amount the Company can raise under Regulation A and each unaccredited investor’s investment limits discussed herein; however, no Shares will be issued in consideration for Investor Processing Fees. Further, the SEC applies a deemed value to Bonus Shares and counts such value against the maximum $75M that an issuer may raise each year. The SEC applies a deemed value to Bonus Shares equal to the purchase price of the Shares being offered, $2.35 per Bonus Share in our case. Thus, we will be deemed to have offered up to $10,999,999.85 in Bonus Shares, up to $22,500,000.15 in offered Shares, and up to $1,123,550 in Investor Processing Fees, for a total deemed potential maximum offering amount of $34,623,550.00.

There is no minimum offering amount and no provision to return investor funds if a minimum number of Shares is not sold. All accepted subscription funds will be immediately available for the Company’s use. We intend to conduct multiple separate closings, which closings may be conducted on a rolling basis. Closings will occur promptly after receiving investor funds, but in any case, no less frequently than every 30 days. We expect to conduct an initial closing no more than 30 days from the date this Offering Circular, as amended, is qualified by the SEC.

Agreement with DealMaker Securities, LLC

We have engaged DealMaker Securities, LLC as our Broker of record to assist in our self-driven capital raise on a best efforts basis of our interests in those states where Broker is registered to undertake such activities. The Broker will not solicit potential investors and is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

The Company has also engaged affiliates of the Broker to provide certain ancillary services. The Broker and its affiliates provide separate services to the Company to help facilitate the offering, from establishment of the platform to be used for subscription processing, through back-office operations/compliance. Although orchestrated through the Broker, each affiliate has separate compensation, and agreements embedded into the Broker’s services agreement.

 Fees, Commissions and Discounts

The following table shows the total maximum discounts and commissions payable to the Broker and its affiliates.

	Per Interest	Total
Public offering price (including Investor Processing Fee)	$2.35	$34,623,550.00
Maximum broker and affiliate commissions and fees,	$0.0908	$1,338,059.76
Proceeds, before other expenses	$2.2592	$33,286,240.24

Administrative and Compliance Related Functions

With the services provided by the Broker and its affiliates there are different fee types associated with the specific services, which are routine for those service providers. None of the fees for the services are indeterminant in nature, and therefore have their own set maximum fees, and as described below none of these fees will exceed the “Maximum Dollar Compensation.”

The compensation described below in a.), b.) and c.) payable to Broker and affiliates, will, in aggregate, not exceed $1,338,059.76 (if the offering is fully subscribed).

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Broker has not investigated the desirability or advisability of investment in the interests, nor approved, endorsed or passed upon the merits of purchasing the interests. Broker is not participating as an underwriter and under no circumstance will it recommend our Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Broker is not distributing any offering circulars or making any oral representations concerning this offering circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the offering statement and/or offering circular presented to investors by our Company. All inquiries regarding this offering should be made directly to our Company.

a.) Administrative and Compliance Related Functions

Our Broker has agreed to provide the following services in advance of the offering for a one-time $5,000 advanced against accountable expenses:

●	Reviewing and performing due diligence on our Company and our management and principals and consulting with us regarding same;

●	Consulting with our Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

●	White labelled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;

●	Consulting with our Company on question customization for investor questionnaire;

●	Consulting with our Company on selection of webhosting services;

●	Consulting with our Company on completing template for the Offering campaign page;

●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

●	Providing advice to our Company on preparation and completion of this offering circular;

●	Advising our Company on how to configure our website for the offering working with prospective investors;

●	Provide extensive, review, training and advice to our Company and our personnel on how to configure and use the electronic platform for the Offering powered by DealMaker.tech, an affiliate of the Broker;

●	Assisting our Company in the preparation of state, Commission and FINRA filings related to the Offering; and

●	Working with our personnel and counsel in providing information to the extent necessary.

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Our Broker will also receive a cash commission equal to four and 50/100th percent (4.5%) of the amount raised in the offering for providing the following services:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering;

●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

●	Coordinating with third-party agents and vendors in connection with performance of services;

●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;

●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

●	Providing a dedicated account manager; and

●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements.

b.) Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this offering will be conducted using the online subscription processing platform of DealMaker through our website whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third-party processor by ACH debit transfer or wire transfer, credit card, or Stablecoin to an account we designate.

For these services, we have agreed to pay DealMaker:

●	a one-time $5,000 and $1,250 month (not to exceed $3,750) advances against accountable expenses; and

●	A monthly platform hosting and maintenance (management) fee of $1,250, not to exceed $11,250;

c.) Marketing Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and consulting services. Reach may consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget. For marketing placement services relating to this offering, the Company will determine what services to use on a case-by-case basis and may pay fees for such services up to an additional $250,000.

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Page 24 – Use of Proceeds

USE OF PROCEEDS

The following table illustrates the amount of net proceeds to be received by the Company on the sale of the Shares offered hereby. It is possible that we may not raise the entire Maximum Offering Amount being offered through this Offering Circular. In such case, we will reallocate the use of proceeds as the board of directors deems to be in the best interests of the Company in order to effectuate its business plan. The intended use of proceeds are as follows:

Capital Sources and Uses

	25%	50%	75%	100%
Gross Offering Proceeds	$5,905,875	$11,811,750	$17,717,625	$23,623,500
Less: Broker-Dealer Commission	$540,765	$806,530	$1,072,295	$1,338,060
Less: Transaction Processing	$118,118	$236,236	$354,354	$472,472
Less: Advertising	$1,125,000	$2,250,000	$3,375,000	$4,500,000
Estimated Net Offering Proceeds	$4,121,992	$8,518,985	$12,915,876	$17,312,969

Principal Uses of Net Proceeds
Sales and Marketing	$1,000,000	$2,000,000	$3,000,000	$4,000,000
Inventory & Shipping	$1,000,000	$2,000,000	$3,000,000	$4,000,000
Legal & Accounting	$250,000	$500,000	$750,000	$1,000,000
Operations	$500,000	$1,000,000	$1,500,000	$2,000,000
Research & Development	$1,000,000	$2,000,000	$3,000,000	$4,000,000
Miscellaneous & Contingency	$6,371,992	$1,018,985	$1,665,876	$2,313.019
	$4,121,992	$8,518,985	$12,915,876	$17,312.969

Notes:

(1)	The Company is offering $22,500,000.15 in Shares at $2.35 per Share. In addition, to offset some of the transactional expenses associated with this offering, we will charge investors an Investor Processing Fee equal to $50 per transaction. If each investor were to invest the minimum amount possible, the Company would charge $1,123,550 in Investor Processing Fees, on which the Broker will also receive a commission.

(2)	Our Broker will receive a cash commission equal to four and 50/100th percent (4.5%) of the amount raised in the Offering. Additionally, the Broker and its affiliates will receive certain other fees discussed in “Plan of Distribution.” Our Company also expects to incur other expenses relating to this offering, including, but not limited to, legal, accounting, compliance, travel, marketing, technology, printing and other miscellaneous fees. Any monies budgeted for but not spent on offering expenses will be reallocated among the other categories in the above table. The Broker and its affiliates will receive a maximum cash compensation equal to $1,338,059.75 if this offering is fully subscribed.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management’s best estimates based on the current status of the Company’s proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of our business plan or the completion of less than the total offering, may cause the Company to modify the above-described allocation of proceeds. The Company’s use of proceeds may vary significantly in the event any of the Company’s assumptions prove inaccurate. We reserve the right to change the allocation of net proceeds from the offering as unanticipated events or opportunities arise.

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